A2Z Smart Technologies Corp.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

(Unaudited)
(Expressed in US Dollars)

A2Z SMART TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

(Unaudited)
(Expressed in US Dollars)

INDEX

A2Z TSMART TECHNOLOGIES CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)
(Expressed in Thousands of US Dollars)

		September 30 2021		December 31 2020
ASSETS				
Current assets				
Cash and cash equivalents	$	7,738	$	5,397
Cash restricted		39		192
Inventories		894		19
Trade receivables		1,188		196
Other accounts receivable		1,030		353
Total current assets		10,889		6,157
Intangible asset - patent, net		2,152		2,239
Property, plant and equipment, net		922		456
Total non-current assets		3,074		2,695
Total Assets	$	13,963	$	8,852
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Short term loan and current portion of long term loans	$	214	$	358
Lease liability		122		21
Trade payables		798		541
Other accounts payable		663		376
Total current liabilities		1,797		1,296
Lease liability		169		-
Long term loans		645		666
Warrant Liability *(note 3)*		155		8,676
Severance payment, net		167		187
Total non-current liabilities		1,136		9,529
Total liabilities		2,933		10,825
Shareholders' equity (deficit) ***(note 4)***				
Share capital and additional paid in capital		17,743		10,445
Warrant Reserve		41,874		-
Accumulated other comprehensive income		(1,227)		(1,339)
Accumulated deficit		(47,458)		(11,599)
		10,932		(2,493)
Non-controlling interest		98		520
Total shareholders' equity (deficit)		11,030		(1,973)
Total liabilities and shareholders' equity	$	13,963	$	8,852

Approved and authorized by the Board on November 29, 2021:

"Vered Lotan"
Vered Lotan, Director

"Joseph Bentsur"
Joseph Bentsur, President and Chief Executive Officer

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

A2Z SMART TECHNOLOGIES CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited)
(Expressed in Thousands of US Dollars, except per share data)

	Three months ended September 30,		Nine months ended September 30,	
	2021	**2020**	**2021**	**2020**
Revenues *(note 6)*	**$ 278**	$ 281	**$ 2,198**	$ 805
Cost of revenues	**244**	264	**988**	643
Gross profit	**34**	17	**1,210**	162
Expenses:				
Research and development costs	**1,598**	10	**2,015**	91
Sales and marketing costs	**8**	25	**284**	349
General and administration expenses	**1,153**	530	**4,220**	1,314
Operating loss	**(2,725)**	(548)	**(5,309)**	(1,592)
Loss (gain) on revaluation of warrant liability *(note 3)*	**(708)**	178	**30,846**	(7)
Financial income	**-**	-	**-**	-
Financial expense	**110**	71	**121**	32
Loss before taxes on income	**(2,127)**	(797)	**(36,276)**	(1,617)
Income tax benefit	**-**	29	**-**	30
Loss for the period	**(2,127)**	(768)	**(36,276)**	(1,587)
Other comprehensive income				
Item that will not be reclassified to profit or loss:				
Adjustments arising from translating financial statements of foreign operations	**(418)**	229	**112**	320
Other comprehensive income	**(418)**	229	**112**	320
Net loss and comprehensive loss for the period	**$ (2,545)**	$ (539)	**$ (36,164)**	$ (1,267)
Less: Net loss attributable to non-controlling shareholders	**(380)**	-	**(417)**	-
Net loss attributable to A2Z's shareholders	**(1,747)**	$ (539)	**(35,859)**	(1,267)
Basic and diluted loss per share	**$ (0.07)**	$ (0.03)	**$ (1.56)**	$ 0.06
Weighted average number of shares outstanding	**23,847,137**	16,359,421	**22,992,180**	16,162,272

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

A2Z SMART TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

(Unaudited)

(Expressed in Thousands of US Dollars)

	Ordinary share capital		Warrant reserve	Capital fund for transaction with controlling shareholder	Accumulated Other Comprehensive Income	Accumulated deficit	-Non controlling interest	Total Equity of shareholders of the Company (Deficit)
	Number of shares	Additional paid in capital						
Balance - January 1, 2020	**15,692,126**	**$ 6,555**	-	**5,624**	**$ (70)**	**(4,139)**	**$ 577**	**$ 8,547**
Net loss for the period	-	-	-	-	-	(1,587)	-	**(1,587)**
Adjustments arising from translating financial statements of foreign operations	-	-	-	-	320	-	-	**320**
Net comprehensive loss for the period	-	-	-	-	320	(1,587)	-	**(1,267)**
Exercise of stock options	47,619	15	-	-	-	-	-	**15**
Issuance of stock options for services	-	42	-	-	-	-	-	**42**
Issuance of shares in private placement, net	277,779	163	-	-	-	-	-	**163**
Issuance of shares for services	30,831	50	-	-	-	-	-	**50**
Exercise of stock options	75,000	23	-	-	-	-	-	**23**
Issuance of shares	76,701	71	-	-	-	-	-	**71**
Exercise of warrants	182,142	98	-	-	-	-	-	**98**
Stock based compensation	-	305	-	-	-	-	-	**305**
Balance - September 30, 2020	**16,382,198**	**7,322**	-	**5,624**	**250**	**(5,726)**	**577**	**8,047**
Balance - January 1, 2021	**22,219,910**	**$ 10,445**	**$ -**	**$ -**	**$ (1,339)**	**$ (11,599)**	**$ 520**	**$ (1,973)**
Net loss for the period	-	-	-	-	-	(35,859)	(418)	(36,277)
Remeasurement loss from defined benefit plans								-
Adjustments arising from translating financial statements of foreign operations	-	-	-	-	112	-	(4)	108
Net comprehensive loss for the period	-	-	-	-	112	(35,859)	(422)	(36,169)
Reclassification of warrant liability	-	141	43,822	-	-	-	-	43,963
Issuance of shares in private placement, net (note 4(c))	1,305,662	3,572	-	-	-	-	-	3,572
Exercise of warrants (note 4(b))	314,015	2,716	(1,948)	-	-	-	-	768
Exercise of options (note 4(d))	134,523	135	-	-	-	-	-	135
Stock based compensation (note 5(b))	-	734	-	-	-	-	-	734
Balance - September 30, 2021	**23,974,110**	**$ 17,743**	**$ 41,874**	**$ -**	**$ (1,227)**	**$ (47,458)**	**$ 98**	**$ 11,030**

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

(Expressed in Thousands of US Dollars)

	Nine months ended September 30 2021	Nine months ended September 30 2020
Cash flows from operating activities		
Net loss for the period	$ (36,276)	$ (1,587)
Adjustments to reconcile net profit to net cash provided by operating activities:		
Amortization and depreciation	186	275
Share based compensation	733	305
Equity issued for services	-	92
Loss (gain) on revaluation of warrant liability	30,846	(7)
Change in severance liability	(20)	-
Change in inventory	(875)	-
Change in trade receivables	(992)	(37)
Change in other account receivables	(677)	(17)
Accrued interest on long term loans	-	22
Changes in deferred taxes	-	(30)
Change in accounts payable	257	(146)
Change in other accounts payable	287	(1)
	(6,531)	(1,131)
Cash flows from investing activities		
Restricted deposits	153	-
Purchase of property, plant and equipment	(216)	-
	(63)	-
Cash flows from financing activities		
Issuance of shares and warrants, net	8,358	377
Exercise of options	135	65
Exercise of warrants	560	98
Lease payments	(78)	(22)
Long term deposits	-	(1)
Repayment of loans	(275)	-
Proceeds from receipt of loans	110	123
	8,810	640
Increase (decrease) in cash and cash equivalents	2,216	(491)
Effect of changes in foreign exchange rates	125	174
Cash at beginning of period	5,397	289
Cash at end of period	$ 7,738	$ (28)
Interest paid during the period	27	9
Taxes paid during the period	-	-
APPENDIX A: NON-CASH ACTIVITIES		
Reclassification of warrant liability to warrant reserve	43,822	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

(Expressed in thousands of US Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

A2Z SMART TECHNOLOGIES CORP. (Formerly A2Z Technologies Canada Corp.) (the "Company" or "A2ZST") was incorporated on January 15, 2018 under the laws of British Columbia. The head office is located at 1600 – 609 Granville Street, Vancouver, British Columbia V7Y 1C3, and the records and registered office is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8. and is listed on the TSX Venture Exchange ("TSX Venture"). The Company trades on the TSX Venture under the symbol "AZ.V" and on the OTCQB in the United States under the symbol "AAZZF".

The Company owns 79.49**%** of the common shares of Cust2Mate Ltd ("Cust2Mate") , technology company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The company's primary product is the Cust2Mate system which incorporates a "smart cart" enabling shoppers to checkout automatically without having to unload and reload their purchases. There are two complementary products to Cust2mate; one to prevent theft when using traditional shopping carts and another to increase efficiency when picking products to meet online orders. The Cust2Mate product is being marketed throughout the world, with pilots in North and South America and the Middle East, and a roll out of the product in Israel.

The Company also provides services in Israel, in the field of advanced engineering capabilities to the military/security markets as well as development of related products for the civilian and retail markets.

The Company is also in the research stage of developing a capsule that can be placed in a fuel tank to prevent gas tank explosions.

COVID-19

Since January 2020, the Coronavirus outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Israel, have been taking measures designated to limit the continued spread of the Coronavirus, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Such measures present concerns that may dramatically affect the Company's ability to conduct its business effectively, including, but not limited to, adverse effects relating to employees' welfare, slowdown and stoppage of manufacturing, commerce, shipping, delivery, work, travel and other activities which are essential and critical for maintaining on-going business activities.

The nature of the Company's work in Israel is such that it is defined as an essential service for the industry, and therefore, it is able to continue all of its operations in Israel with little disruption. The Company does expect an impact on all of its business activities, including the completion of pilot programs and research and development projects. Given the uncertainty around the extent and timing of the future spread or mitigation of COVID-19 and around the imposition or relaxation of protective measures, the Company cannot reasonably estimate the impact to its future results of operations, cash flows or financial condition; infections may become more widespread and the limitation on the ability to work, travel and timely sell and distribute products, as well as any closures or supply disruptions, may be extended for longer periods of time and to other locations, all of which would have a negative impact on the Company's business, financial condition and operating results. In addition, the unknown scale and duration of these developments have macro and micro negative effects on the financial markets and global economy which could result in an economic downturn that could affect demand for the Company's products and have a material adverse effect on its operations and financial results, earnings, cash flow and financial condition.

(Expressed in thousands of US Dollars)

NOTE 2 – BASIS OF PREPARATION

Statement of Compliance

These unaudited condensed consolidated interim financial statements of the Company are as of September 30, 2021 and presented in US dollars, which is the presentation currency of the Company. These unaudited interim condensed consolidated financial statements have been prepared in accordance with the requirements of International Accounting Standard IAS 34 "Interim Financial Reporting". They do not include all the information required in annual financial statements in accordance with IFRS, and should be read in conjunction with the financial statements of the Company for the year ended December 31, 2020.

The policies applied in these condensed consolidated interim financial statements are based on IFRS effective as of September 30, 2021.

These condensed consolidated interim financial statements were authorized for issue by the Company's board of directors on November 29, 2021.

Basis of Consolidation

The Financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions and any unrealized income and expenses arising from such transactions are eliminated upon consolidation.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for financial instruments which have been measured at fair value.

Estimates and assumptions

The preparation of the condensed interim financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. These estimates and underlying assumptions are reviewed regularly. Changes in accounting estimates are reported in the period of the change in estimate.

NOTE 3 – WARRANT LIABILITY

a) **January 2020 Warrants**

Certain warrants issued in January 2020 were issued with an exercise price denominated in Canadian Dollars (CAD) rather than the functional currency of the Company - New Israeli Shekels (NIS). These warrants were recorded at their fair value at the end of each reporting period and classified as a derivative liability.

On June 30, 2021, warrant holders, owning 220,589 warrants, exercisable at CAD$1.95, and the Company, agreed that the exercise price of CAD$1.95 would be payable in New Israeli Shekels (based on a NIS 2.65 to CAD$1.00 exchange rate) and therefore the Company reclassified the balance of the warrant liability in respect of these warrants as equity ($1,788). The Company also entered into a foreign currency hedge contract to protect against any negative currency fluctuation against the CAD.

(Expressed in thousands of US Dollars)

NOTE 3 – WARRANT LIABILITY (CONTINUED)

a) **January 2020 Warrants (continued)**

As of September 30, 2021, the warrant liability was $155 and the Company recorded a loss on the revaluation of the total warrant liability for the nine months ended September 30, 2021 of $1,847 in the Condensed Consolidated Interim Statement of Comprehensive Loss. The Black-Scholes option pricing model was used to measure the derivative warrant liability with the following assumptions: volatility of 82% using the historical prices of the Company, risk-free interest rate of 0.124%, expected life of 0.34 years and share price of $8.99. As of September 30,2021, there are 27,688 warrants classified as a liability.

Hereinafter is the reconciliation of the fair value that are categorized within Level 3 of the fair value hierarchy in financial instruments:

Balance at January 1, 2020	$	-
Issuance at January 30, 2020		214
Revaluation at December 31,2020		71
Balance at December 31, 2020		285
Warrants exercised		(189)
Revaluation at September 30 ,2021		1,847
Reclassification to Additional Paid-In Capital	$	(1,788)
Balance at September 30, 2021	$	155

b) **November 2020 and December 2020 Warrants**

Certain warrants issued in November and December 2020 were issued with an exercise price denominated in Canadian Dollars (CAD) rather than the functional currency of the Company – New Israeli Shekels (NIS). These warrants were recorded at their fair value at the end of each reporting period and classified as a derivative liability.

As of March 31, 2021, the warrant liability was $35,175 and the Company recorded a loss on the revaluation of the total warrant liability for the nine months ended September 30, 2021 of $26,816 in the Condensed Consolidated Interim Statement of Comprehensive Loss. The Black-Scholes option pricing model was used to measure the derivative warrant liability with the following assumptions: volatility of 79% using the historical prices of the Company, risk-free interest rate of 1.002%, expected life of 4.63 years and share price of $9.30.

On March 31, 2021, warrant holders, owning 5,816,785 warrants, exercisable at CAD$2.70, and the Company, agreed that the exercise price of CAD$2.70 would be payable in New Israeli Shekels (based on a NIS 2.65 to CAD$1.00 exchange rate) and therefore the Company reclassified the balance of the warrant liability in respect of these warrants as equity ($35,065). The Company also entered into a foreign currency hedge contract to protect against any negative currency fluctuation against the CAD. As of September 30, 2021, all the November 2020 and December 2020 warrants are classified as equity.

(Expressed in thousands of US Dollars)

NOTE 3 – WARRANT LIABILITY (CONTINUED)

b) **November 2020 and December 2020 Warrants (continued)**

Hereinafter is the reconciliation of the fair value that are categorized within Level 3 of the fair value hierarchy in financial instruments:

Balance at January 1, 2020	$	-
Issuance at November 16, 2020		3,537
Issuance at December 29, 2020		1,698
Revaluation at December 31,2020		3,156
Balance at December 31, 2020	$	8,391
Reclassification to Additional Paid-In Capital		(142)
Revaluation at March 31, 2021		26,816
Reclassification to Warrant Reserve		(35,065)
Balance at September 30, 2021	$	-

c) **April and May 2021 Warrants (see note 6)**

Certain warrants were issued with an exercise price denominated in Canadian Dollars (CAD) rather than the functional currency of the Company New Israeli Shekels (NIS), these warrants were recorded at their fair value at September 30, 2021, as a derivative liability.

As of June 30, 2021, the warrant liability was $7,093 and the Company recorded a loss on the revaluation of the total warrant liability for the nine months ended September 30, 2021 of $2,307 in the Condensed Consolidated Interim Statement of Comprehensive Loss. The Black-Scholes option pricing model was used to measure the derivative warrant liability with the following assumptions: volatility of 111% using the historical prices of the Company, risk-free interest rate of 0.41%, expected life of 1.79 years and share price of $11.91.

On June 30, 2021, warrant holders owning 583,703 warrants, exercisable at CAD$11.04, and the Company, agreed that the exercise price of CAD$11.04 would be payable in NIS (based on a NIS 2.63 to CAD$1.00 exchange rate) and therefore the Company reclassified the balance of the warrant liability in respect of these warrants, as equity ($6,846). The Company also entered into a foreign currency hedge contract to protect against any negative currency fluctuation against the CAD.

As of August 29, 2021, the warrant liability was $247 and the Company recorded a gain on the revaluation of the total warrant liability for the nine months ended September 30, 2021 of $124 in the Condensed Consolidated Interim Statement of Comprehensive Loss. The Black-Scholes option pricing model was used to measure the derivative warrant liability with the following assumptions: volatility of 134% using the historical prices of the Company, risk-free interest rate of 0.41%, expected life of 1.62 years and share price of $6.69. As of September 30, 2021, all the April and May 2021 warrants are classified as equity.

(Expressed in thousands of US Dollars)

NOTE 3 – WARRANT LIABILITY (CONTINUED)

c) April and May 2021 Warrants (see note 6) (continued)

Hereinafter is the reconciliation of the fair value that are categorized within Level 3 of the fair value hierarchy in financial instruments:

Balance at January 1, 2021	$	-
Issuance at June 4, 2021		4,786
Revaluation at June 30 ,2021		2,307
Reclassification to Warrant Reserve		(6,846)
Balance at June 30, 2021		247
Revaluation at August 29 ,2021		(124)
Reclassification to Warrant Reserve		(123)
Balance at September 30, 2021	$	-

(Expressed in thousands of US Dollars)

NOTE 4 - SHAREHOLDERS EQUITY

a) The authorized share capital consists of an unlimited number of common shares with no par value.

   Retroactive Adjustment for Reverse Stock Split

   On August 13, 2021, the Board and the TSX-V approved a 1-for-3 reverse stock split, (the "Reverse Split"). Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these condensed consolidated interim financial statements for all periods presented.

b) During the nine months ended September 30, 2021, the Company issued 314,015 shares in respect of 314,015 warrants that were exercised (note 5 (a)(ii) - (vii)).

c) On June 4, 2021 the Company completed two private placements (collectively, the "Offering"). The Offering resulted in the issuance of an aggregate of 1,305,662 units at a price of CAD$8.16 per Unit, for gross proceeds of $8.59 million (CAD$10.65 million). Each Unit is composed of one common share of the Company and one common share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to acquire one additional common share of the Company at CAD$11.04 per warrant. 221,100 Warrants expire on April 14, 2023 and 1,084,562 Warrants expire on May 28, 2023. A finder's fee of $466 (CAD$578) was paid in connection with the Offering.

   The fair value of the warrants granted was $4.92 million and was initially classified as a liability (see note 4(c)). The Company accounted for the remaining $3.2 million as additional paid in capital and share issue expenses.

d) During the nine months ended September 30, 2021, the Company issued 134,523 shares in respect of 134,523 stock options that were exercised (note 5 (b)).

NOTE 5 - WARRANTS AND OPTIONS

a) Warrants

(i) Warrant transactions for the nine months ended September 30, 2021 and for the year ended December 31, 2020 are as follows:

	Number	Weighted Average Exercise Price (CAD)
Balance, January 1, 2020	1,277,465	1.14
Exercise of warrants	(182,143)	1.14
Warrants issued in the January 2020 Private Placement	277,779	1.95
Warrants issued in the November 2020 Private Placement	4,450,153	2.70
Warrants issued in the December 2020 Private Placement	1,366,631	2.70
Finders' Fee Warrants	100,000	2.70
Balance, December 31, 2020	7,289,885	2.43
Exercise of warrants (ii)	(15,000)	1.95
Exercise of warrants (iii)	(80,000)	2.70
Warrants issued in the April 2021 Private Placement (Note 6(a))	221,100	11.04
Warrants issued in the May 2021 Private Placement (Note 6(a))	1,084,562	11.04
Exercise of warrants (iv)	(14,502)	1.95
Exercise of warrants (v)	(145,011)	1.95
Exercise of warrants (vi)	(45,000)	2.70
Exercise of warrants (v)	(14,502)	1.95
Balance, September 30, 2021	8,281,532	$ 3.80

(Expressed in thousands of US Dollars)

NOTE 5 - WARRANTS AND OPTIONS (CONTINUED)

a) Warrants (continued)

As at September 30, 2021, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

September 30, 2021	Date of expiry	Exercise price (CAD)	
1,095,322	December 31, 2021	$	1.14 (1)
21,688	January 30, 2022	$	1.95
61,077	January 30, 2022	$	1.95 (2)
4,370,153	November 10, 2025	$	2.70 (3)
1,366,631	December 24, 2025	$	2.70 (3)
55,000	December 24, 2025	$	2.70
221,100	April 14, 2023	$	11.04 (4)
1,084,562	May 28, 2023	$	11.04 (4)
8,281,533			

(1) The exercise price is NIS 2.52 per warrant.

(2) The exercise price is NIS 5.124 per warrant.

(3) The exercise price is NIS 7.1418 per warrant.

(4) The exercise price is NIS 29.025 per warrant.

(ii) On March 3, 2021, 15,000 warrants with an exercise price of CAD$1.95 were exercised for gross proceeds of $29 (note 5(b)).

(iii) On April 23, 2021, 80,000 warrants with an exercise price of NIS 7.1418 (CAD$2.70) were exercised for gross proceeds of $216 (note 5(b)).

(iv) On July 13, 2021, 14,502 warrants with an exercise price of CAD$1.95 were exercised for gross proceeds of $23 (note 5(b)).

(v) On August 10, 2021, 145,011 warrants with an exercise price of CAD$1.95 were exercised for gross proceeds of $225 (note 5(b)).

(vi) On September 22, 2021, 45,000 warrants with an exercise price of NIS 7.1418 (CAD$2.70) were exercised for gross proceeds of $95 (note 5(b)).

(vii) On September 30, 2021, 14,502 warrants with an exercise price of CAD$1.95 were exercised for gross proceeds of $22 (note 5(b)).

(Expressed in thousands of US Dollars)

NOTE 5 - WARRANTS AND OPTIONS (CONTINUED)

b) Stock Options

Stock option transactions for the three months ended September 30, 2021 and for the year ending December 31, 2020 are as follows:

	Number	Weighted Average Exercise Price (CAD)	
Balance January 1, 2020	**182,909**	$	0.42
Options granted	100,000		2.40
Options granted	613,333		1.50
Options granted	116,667		2.25
Exercise of options	(767)		1.14
Exercise of agent's options	(47,619)		0.42
Exercise of options	(75,000)		0.42
Balance December 31, 2020	**889,523**	**$**	**1.62**
Options granted (i)	33,333		3.00
Options granted (ii)	116,667		3.00
Options granted (iii)	50,000		8.40
Options granted (iv)	116,700		6.00
Exercise of options (note 4(d))	(59,524)		0.42
Exercise of options (note 4(d))	(33,333)		1.50
Exercise of options (note 4(d))	(8,333)		2.25
Exercise of options (note 4(d))	(33,333)		2.25
Balance September 30, 2021	**1,071,700**	**$**	**2.66**

(i) On January 28, 2021, 33,333 stock options were issued to a consultant with an exercise price of CAD$3.00. The options expire on January 28, 2025. The fair value of the options granted was estimated at CAD$90 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$2.82; Expected option life 4 years; Volatility 209%; Risk-free interest rate 0.30%; Dividend yield 0%.

(ii) On January 28, 2021, 116,667 stock options were issued to a consultant with an exercise price of CAD$3.00. The options expire on December 31, 2021. The fair value of the options granted was estimated at CAD$191 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$2.82; Expected option life 0.92 years; Volatility 173%; Risk-free interest rate 0.11%; Dividend yield 0%.

(iii) On June 3, 2021, 50,000 stock options were issued to a consultant with an exercise price of CAD$8.40. The options expire on June 3, 2026. The fair value of the options granted was estimated at CAD$445 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$9.18; Expected option life 5 years; Volatility 191%; Risk-free interest rate 0.93%; Dividend yield 0%.

On August 23, 2021, 116,700 stock options were issued to consultants with an exercise price of CAD$6.00. The options expire on April 30, 2022. The fair value of the options granted was estimated at CAD$242 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$6.50; Expected option life 0.68 years; Volatility 126%; Risk-free interest rate 0.19%; Dividend yield 0%.

(Expressed in thousands of US Dollars)

NOTE 5 - WARRANTS AND OPTIONS (CONTINUED)

b) Stock Options (continued)

(iv) As at September 30, 2021, the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Outstanding as of September 30, 2021	Exercisable as of September 30, 2021	Date of expiry	Exercise price (CAD)	
100,000	100,000	January 23, 2023	$	2.40
580,000	440,833	August 20, 2025	$	1.50
75,000	66,667	September 1, 2025	$	2.25
33,333	22,222	January 28, 2025	$	3.00
116,667	116,667	December 31, 2021	$	3.00
50,000	16,667	June 3, 2026	$	8.40
100,000	100,000	April 30, 2022	$	6.00
16,700	16,700	April 30, 2022	$	6.00
1,071,700	879,756			

(v) Share-based compensation expense is recognized over the vesting period of options. During the nine months period ended September 30, 2021, share-based compensation of $734 was recognized charged to the Condensed Consolidated Interim Statement of Loss and Comprehensive Loss (September 30, 2020 – $nil).

NOTE 6 - REVENUES:

Major customers (as percentage of total revenues):

	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
	%	%
Customer A	34%	65%
Customer B	9%	12%
Customer C	13%	-
Customer D	34%	-
	90%	77%

(Expressed in thousands of US Dollars)

NOTE 6 - REVENUES: (CONTINUED)

Revenue streams (as percentage of total revenues):

	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
	%	%
Advanced Engineering		
Revenues from services	46%	70%
Revenues from leasing	13%	20%
Revenues from maintenance services	7%	10%
Smart Carts		
Revenues from smart carts project	34%	-
	100%	100%

NOTE 7 - COMMITMENTS

The Company's Israeli subsidiary's fixed assets (motor vehicles) are secured against bank borrowings.

The Company's Israeli subsidiary leases its facility which expires on February 28, 2024. Total lease commitments are approximately $291.

(Expressed in thousands of US Dollars)

NOTE 8 – OPERATING SEGMENTS:

The Company and its subsidiaries are engaged in the following two segments:

a. Advanced engineering capabilities to the military/security markets as well as development of related products for the civilian and retail markets. ("Advanced Engineering")
b. Retail automation solutions – Smart Carts ("Smart Carts")

	Nine Months Ended September 30, 2021		
	Advanced Engineering	Smart Carts	Total
Revenues			
External	$ 1,448	$ 750	$ 2,198
Inter-segment	-	-	-
Total	1,448	750	2,198
Segment loss	3,377	1,932	5,309
Loss on revaluation of warrant liability			30,846
Finance expense, net			121
Tax expenses			-
Loss			$ 36,276

	Nine Months Ended September 30, 2020		
	Advanced Engineering	Smart Carts	Total
Revenues			
External	$ 805	$ -	$ 805
Inter-segment	-	-	-
Total	805	-	805
Segment loss	1,467	125	1,592
Gain on revaluation of warrant liability			(7)
Finance expense, net			32
Tax expenses			(30)
Loss			$ 1,587

(Expressed in thousands of US Dollars)

NOTE 8 - OPERATING SEGMENTS (CONTINUED)

	As at September 30, 2021			
	Advanced Engineering	Smart Carts	Adjustment & Elimination	Total
Segment assets	$ 12,398	$ 1,565	$ -	$ 13,963
Segment liabilities	$ 2,251	$ 682	$ -	$ 2,933

	As at September 30, 2020			
	Advanced Engineering	Smart Carts	Adjustment & Elimination	Total
Segment assets	$ 9,561	$ 152	$ -	$ 9,713
Segment liabilities	$ 1,387	$ 279	$ -	$ 1,666

NOTE 9 - SUBSEQUENT EVENTS

a) During October 2021, 33,333 warrants with an exercise price of CAD$2.70 and 15,000 warrants with an exercise price of CAD$1.95 were exercised for gross proceeds of $95.

b) On October 28, 2021, the Company granted a director 16,677 stock options with an exercise price of CAD$8.00.

c) During November 2021, 55,000 warrants with an exercise price of CAD$2.70 were exercised for gross proceeds of $120.

d) On November 11, 2021, 100,000 warrants with an exercise price of NIS7.1418 were exercised for gross proceeds of $230.